EXHIBIT 11(a)(12)
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           [Form of letter dated July 2, 1999 from Gary L. Neale,
         Chairman, President and Chief Executive Officer of Parent,
                        to directors of the Company]

                   [Letterhead of Gary L. Neale, Chairman,
              President and Chief Executive Officer of Parent]



                                    July 2, 1999


   Dear    :

   I am taking this opportunity to write to you today because I think it is important for me to communicate directly with you regarding a combination of our two companies.

   First, let me state that we believe a friendly merger, which benefits both companies' shareholders, is still possible. A great deal of time and analysis has been spent on this proposed merger, and we strongly believe that the two companies, together, can grow faster and more profitably than either can separately.

   We share many common strategies for growth with Columbia's management team and would welcome them in the new company. In fact, we need them to ensure the common strategic plan is carried out.

   I have visited personally with shareholders who own more than 50% of Columbia's stock, and they have expressed strong support for the two
   companies negotiating a merger agreement.    In fact, your top 330
   shareholders, who represent approximately 80% of your outstanding shares, also own approximately 38% of NiSource. Holders of a majority of your stock view this potential merger as a powerful combination that creates one of the strongest regional energy companies in the nation.

   I know you have seen a great deal of analysis from your investment bankers on value. Enclosed is a comparative listing of mergers in
   this industry in the past three years.   This information is also
   included in the attached communication we are sending regularly to Columbia shareholders. The numbers are clear $68 a share compares favorably with the similar transactions over the last three years. We arrived at the $68 price using similar multipliers that Columbia used in your CNG offer. Having said that, we will still offer a higher price to your shareholders if we can sit down and negotiate a definitive merger agreement.


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   A combination of our two companies will benefit all of Columbia's stakeholders. We intend to pay full value to Columbia shareholders. Our credit ratings for the combined company will be strong investment grade. We will strongly support all communities currently served by Columbia. We have committed to no layoffs in Columbia's operating companies, and there is room in this new company for many of the officers who currently run Columbia business units.

   We look forward to working with you and the entire board to create this exciting, new regional energy company.

                                    Sincerely,


   This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Columbia Energy Group in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of NiSource Inc. by Credit Suisse First Boston or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   The currently scheduled expiration date is August 6, 1999. The Tender Offer may be extended, and any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day.

   This letter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy materials in compliance with the requirements of Section 14 (a) of the Securities Exchange Act of 1934, as amended.



















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